Exhibit 99.9

Walker & Dunlop, Inc.

2024 Equity Incentive Plan

Management Deferred Stock Unit Purchase matching Program

Deferred Stock Unit Agreement

COVER SHEET

Walker & Dunlop, Inc., a Maryland corporation (the “Company”), hereby grants deferred stock units (the “Deferred Stock Units”) relating to shares of the Company’s common stock, par value $0.01 per share (the “Stock”), to the Participant named below, subject to the vesting conditions set forth below. Additional terms and conditions of the Deferred Stock Units are set forth on this cover sheet and in the attached Deferred Stock Unit Agreement (together, the “Agreement”), in the Company’s Management Deferred Stock Unit Purchase Matching Program (as amended and/or restated from time to time, the “Matching Program”), and in the Company’s 2024 Equity Incentive Plan (as amended and/or restated from time to time, the “Plan”), and in any written employment or other written compensatory agreement between you and the Company or any Affiliate (if any, the “Employment Agreement”).

Grant Date:
Name of Participant:
Number of Deferred Stock Units:

Vesting Schedule:

Distribution Schedule:

You agree to all of the terms and conditions described in the Agreement, the Matching Program, the Plan, and the Employment Agreement, copies of which will be provided on request, unless you deliver a notice in writing within thirty (30) days of receipt of this Agreement to the Company stating that you do not accept the terms and conditions described in this Agreement, the Matching Program, and the Plan. You acknowledge that you have carefully reviewed the Matching Program and the Plan and agree that the Matching Program and the Plan, as applicable, will control in the event any provision of this Agreement should appear to be inconsistent.

Attachment
This is not a stock certificate or a negotiable instrument.

WALKER& DUNLOP, INC.

2024 Equity Incentive Plan

Management Deferred Stock Unit Purchase matching Program

Deferred Stock Unit Agreement

Deferred Stock Units

This Agreement evidences an award of Deferred Stock Units in the number set forth on the cover sheet and subject to the terms and conditions set forth in the Agreement, the Matching Program, and the Plan.

Deferred Stock Unit Transferability

Your Deferred Stock Units may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, whether by operation of law or otherwise, nor may the Deferred Stock Units be made subject to execution, attachment, or similar process. If you attempt to do any of these things, you will immediately and automatically forfeit your Deferred Stock Units.

Vesting

Your Deferred Stock Units will vest in accordance with the vesting schedule set forth on the cover sheet of this Agreement. Notwithstanding the foregoing, you will forfeit to the Company all of the unvested Deferred Stock Units on the date of your termination of Service, except as otherwise set forth in any Employment Agreement.

Delivery

Subject to Section 4(d) of the Matching Program, including without limitation any delay required by that section for “specified employees” within the meaning of Section 409A, delivery of the shares of Stock represented by your vested Deferred Stock Units will be made in accordance with your deferral election under the Matching Program and the Company’s Management Deferred Stock Unit Purchase Plan (the “Deferral Election”), which is attached to this Agreement as Exhibit A.

Notwithstanding the foregoing, the Participant may request the issuance of the shares of Stock underlying the Deferred Stock Units as a result of an Unforeseeable Emergency in accordance with Section 5 of the Matching Program.

Evidence of Issuance

The issuance of the shares of Stock with respect to the Deferred Stock Units will be evidenced in such a manner as the Company, in its discretion, deems appropriate, including, without limitation, book-entry, registration, or issuance of one or more share certificates.

Withholding	You agree to satisfy any tax or withholding obligations in accordance with Section 8 of the Matching Program.

Notice and Non-Solicitation

The following notice and non-solicitation provisions will apply to you unless you have entered into an Employment Agreement containing such provisions, in which case, the provisions in such Employment Agreement will apply.

You agree as a condition of the Deferred Stock Units that in the event you decide to leave the Company or an Affiliate for any reason, you will provide the Company or the Affiliate with thirty (30) days’ prior notice of your departure (during which period, in the Company’s or its Affiliate’s sole discretion, you may be placed on paid leave), and you will not commence employment with anyone else during that period. For a period of ninety (90) days following the termination of your Service for any reason, you will not directly or indirectly solicit any employees of the Company or its Affiliates for employment or encourage any employee to leave the Company or any Affiliate.

Retention Rights

This Agreement and the grant of Deferred Stock Units evidenced by this Agreement do not give you the right to be retained by the Company or any Affiliate in any capacity. Unless otherwise specified in an Employment Agreement, the Company or any Affiliate, as applicable, reserves the right to terminate your Service with the Company or an Affiliate at any time and for any reason.

Stockholder Rights

You have no rights as a stockholder with respect to the Deferred Stock Units unless and until the Stock relating to the Deferred Stock Units has been delivered to you.  You will, however, be entitled to receive, upon the Company’s payment of a cash dividend on outstanding Stock, a Dividend Equivalent Right in additional Deferred Stock Units for each Deferred Stock Unit that you hold as of the record date for such dividend equal to the per-share dividend paid on the Stock. The Dividend Equivalent Rights shall be governed by your Deferral Election.

Clawback

The Deferred Stock Units are subject to mandatory repayment by you to the Company to the extent you are or in the future become subject to any Company or Affiliate “clawback” or recoupment policy (including, without limitation, the Company’s Policy for Recovery of Erroneously Awarded Compensation) or Applicable Laws that require the repayment by you to the Company of compensation paid by the Company to you pursuant to the terms or requirements of such policy or Applicable Laws.

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under Applicable Laws, and you are subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 or you knowingly engaged in the misconduct, were grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct, or were grossly negligent in failing to prevent the misconduct, you shall reimburse the Company the amount of any payment in settlement of the Deferred Stock Units earned or accrued during the twelve (12)-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurred) of the financial document that contained such material noncompliance.

Applicable Law

This Agreement will be interpreted and enforced under the laws of the State of Maryland, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

The Matching Program and the Plan

The text of the Matching Program and the Plan is incorporated into this Agreement by reference.

Certain capitalized terms used in this Agreement are defined in the Matching Program or the Plan and have the meaning set forth in the Matching Program or the Plan, as applicable.

This Agreement, the Matching Program, the Plan, and any Employment Agreement constitute the entire understanding between you and the Company regarding this grant. Any prior agreements, commitments, or negotiations concerning the Deferred Stock Units are superseded.

Data Privacy

To implement, manage and administer the Plan, the Matching Program and this Agreement, the Company may process certain personal information about you. For more information about how the Company processes your personal information, please refer to the data privacy provisions in Section 18.10 of the Plan and the Company’s Global Privacy Policy, as it may be amended (which may be found on the Company’s website) or contact your local human resources representative.

Disclaimer of Rights

The grant of Deferred Stock Units under this Agreement will in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to you. You will have no rights under this Agreement, the Matching Program, or the Plan other than those of a general unsecured creditor of the Company. Deferred Stock Units represent unfunded and unsecured obligations of the Company, subject to the terms and conditions of the Matching Program, the Plan, and this Agreement.

Electronic Delivery

By accepting the Deferred Stock Units, you consent to receive documents related to the Deferred Stock Units by electronic delivery and, if requested, agree to participate in the Plan and Matching Program through an on-line or electronic system established and maintained by the Company or another third party designated by the Company, and your consent shall remain in effect throughout your term of Service and thereafter until you withdraw such consent in writing to the Company.

Code Section 409A	The grant of Deferred Stock Units under this Agreement is intended to comply with Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement will be interpreted and administered to be in compliance with Section 409A. Notwithstanding anything to the contrary in the Plan, the Matching Program, or this Agreement, neither the Company, its Affiliates, the Board, nor the Committee will have any obligation to take any action to prevent the assessment of any excise tax or penalty on you under Section 409A, and neither the Company, its Affiliates, the Board, nor the Committee will have any liability to you for such tax or penalty. For purposes of this grant, a termination of Service only occurs upon an event that would be a Separation from Service within the meaning of Section 409A.

By accepting this Agreement, you agree to all of the terms and conditions described above, in the Matching Program, and in the Plan. In the event that any term of this Agreement conflicts with the terms of an Employment Agreement, the terms of such Employment Agreement shall supersede the conflicting terms herein.

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